EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED OP UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date ended
	September 8, 2006	September 9, 2005
Income (loss) from continuing operations before income taxes	$185	$96
Add (deduct):
Fixed charges	350	378
Capitalized interest	(2)	(3)
Amortization of capitalized interest	4	4
Minority interest in consolidated affiliates	7	6
Equity in (earnings) losses related to certain 50% or less owned affiliates	8	1
Distributions from equity investments	3	2
Distributions on preferred OP units	(12)	(21)
Issuance costs of redeemed preferred units	(6)	(4)

Adjusted earnings	$537	$459

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$298	$318
Capitalized interest	2	3
Distributions on preferred OP units	12	21
Portion of rents representative of the interest factor	32	32
Issuance costs of redeemed preferred units	6	4

Total fixed charges and preferred unit distributions	$350	$378

Ratio of earning to fixed charges and preferred OP unit distributions	1.5	1.2